CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the prospectus supplement dated June 9, 2025 (the "Prospectus Supplement") to the short form base shelf prospectus dated May 28, 2025 (together with the Prospectus Supplement, the "Prospectus"), which is a part of the Registration Statement on Form F-10 (No. 333-287475) (the "Registration Statement") of Aduro Clean Technologies Inc. (the "Company"), of our report dated September 11, 2024 relating to the audited consolidated financial statements of the Company for the years ended May 31, 2024 and 2023.

Yours truly,

CHARTERED PROFESSIONAL ACCOUNTS

Vancouver, Canada

June 11, 2025